UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-41734

Prestige Wealth Inc.

Suite 3201, Champion Tower

3 Garden Road, Central

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

On November 5, 2024, Prestige Wealth Inc. (the “Company”) entered into a definitive acquisition agreement, pursuant to which the Company will purchase all shares of InnoSphere Tech Inc., a company incorporated under the laws of the British Virgin Islands. The total purchase price is US$2,100,000, subject to customary closing purchase price adjustments, in the form of 3,500,000 newly issued Class B ordinary shares of the Company at a price per Class B ordinary share of US$0.60 to the seller and key employees of InnoSphere Tech. The Company will also grant warrants to purchase 2,625,000 Class A ordinary shares of the Company at an exercise price per share equal to US$0.72 to the seller parties. The warrants will become exercisable on the six-month anniversary of the issuance date and will expire on the fifth anniversary from the date on which they become exercisable. In addition, key employees will be retained and continue to be employed by InnoSphere Tech after closing of the transaction. The acquisition agreement also includes a third-year period non-competition and non-solicitation covenants from the seller parties. The transaction is expected to close in the fourth quarter of 2024.

In addition, the Company completed its acquisition of all shares of SPW Global Inc., a company incorporated under the laws of the British Virgin Islands, which in turn wholly owns Wealth AI PTE LTD. or Wealth AI, a company incorporated under the laws of Republic of Singapore.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release - Prestige Wealth Inc. Announces Acquisitions of InnoSphere Tech and Closing of Acquisition of Wealth AI

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prestige Wealth Inc.

Date: November 8, 2024	By:	/s/ Hongtao Shi
	Name:	Hongtao Shi
	Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

2